EXHIBIT 1

Rollforward of the Composition of the Alibaba Pictures Board

Immediately Prior to, During and Immediately After the Deconsolidation Period

Name	Relationship with Alibaba Group	Term as Director and/or Executive Officer of Alibaba Pictures	Nominated by Alibaba Group[1]	Voted "For" by Alibaba Group
No. of Alibaba Pictures' directors that were also Alibaba employees and/or partners of the Alibaba Partnership				
Total number of directors				
Mr. Xiaofeng SHAO 邵曉鋒	Related to Alibaba Group. Employee; Partner of Alibaba Partnership.	Executive director from June 24, 2014 to November 20, 2016; Chairman from June 27, 2014 to November 21, 2016; Non-executive director from November 21, 2016 to March 5, 2019	Yes	Yes
Mr. Qiang ZHANG 張 强	Not related to Alibaba Group.	Executive director from August 5, 2014 to June 23, 2017; Chief executive officer from August 5, 2014 to December 5, 2016	No	Yes
Mr. Chunning LIU 劉春寧	Related to Alibaba Group. Employee until August 11, 2016.	Non-executive director from June 24, 2014 to June 26, 2014; Executive director from June 27, 2014 to January 1, 2016	Yes	Yes
Mr. Lianjie LI 李連杰	Not related to Alibaba Group.	Independent non-executive director from June 24, 2014 to December 21, 2014; Non-executive director from December 22, 2014 to March 5, 2019	Yes	Yes
Ms. Lixin SONG 宋立新	Not related to Alibaba Group.	Independent non-executive director since December 22, 2014	No	Yes
Mr. Xiaomeng TONG 童小幪	Not related to Alibaba Group.	Independent non-executive director since June 27, 2014	No	Yes
Ms. Yu ZHANG 張 彧	Not related to Alibaba Group prior to November 2015. Employee since November 2015.	Independent non-executive director from June 27, 2014 to November 3, 2015; Non-executive director from March 5, 2019	No	Yes
Mr. Kangming DENG 鄧康明	Not related to Alibaba Group. Mr. Deng already left Alibaba Group in 2013.	Executive director from January 1, 2016 to December 23, 2016	No	Yes
Ms. Wei ZHANG 張 蔚	Not related to Alibaba Group. Employee until January 18, 2016.	Executive director from January 1, 2016 to March 5, 2019	No	Yes
Mr. Johnny CHEN 陳志宏	Not related to Alibaba Group.	Independent non-executive director since January 29, 2016	No	Yes

As of month end

Name	2015									2016											
	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
No. of Alibaba Pictures' directors that were also Alibaba employees and/or partners of the Alibaba Partnership	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	3	3	3	3	3
Total number of directors	7	7	7	7	7	7	7	6	6	9	9	9	9	9	9	9	10	10	10	10	9
Mr. Xiaofeng SHAO 邵曉鋒			Executive director + Chairman																	Non-Executive director	
Mr. Qiang ZHANG 張 强			Executive director + CEO																		Execuitve director
Mr. Chunning LIU 劉春寧			Executive director							N/A											
Mr. Lianjie LI 李連杰			Non-Executive Director																		
Ms. Lixin SONG 宋立新			Independent Non-Executive Director																		
Mr. Xiaomeng TONG 童小幪			Independent Non-Executive Director																		
Ms. Yu ZHANG 張 彧			Independent Non-Executive Director					N/A													
Mr. Kangming DENG 鄧康明			N/A							Executive director											
Ms. Wei ZHANG 張 蔚			N/A							Executive director											
Mr. Johnny CHEN 陳志宏			N/A							Independent Non-Executive Director											

Name	2017												2018												2019		
				Deconsolidation Period																							
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
No. of Alibaba Pictures' directors that were also Alibaba employees and/or partners of the Alibaba Partnership	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	4
Total number of directors	9	9	9	9	9	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	7
Mr. Xiaofeng SHAO 邵曉鋒																											N/A
Mr. Qiang ZHANG 張 强						N/A																					
Mr. Chunning LIU 劉春寧																											
Mr. Lianjie LI 李連杰																											N/A
Ms. Lixin SONG 宋立新																											
Mr. Xiaomeng TONG 童小幪																											
Ms. Yu ZHANG 張 彧																											NED
Mr. Kangming DENG 鄧康明																											
Ms. Wei ZHANG 張 蔚																											N/A
Mr. Johnny CHEN 陳志宏																											

EXHIBIT 1

Rollforward of the Composition of the Alibaba Pictures Board

Immediately Prior to, During and Immediately After the Deconsolidation Period

<table>
<tr><th colspan="5"></th><th colspan="48">As of month end</th></tr>
<tr><th colspan="5"></th><th colspan="9">2015</th><th colspan="12">2016</th><th colspan="12">2017</th><th colspan="12">2018</th><th colspan="3">2019</th></tr>
<tr><th colspan="5"></th><th colspan="2"></th><th colspan="45">Deconsolidation Period</th><th></th></tr>
<tr><th>Name</th><th>Relationship with Alibaba Group</th><th>Term as Director and/or Executive Officer of Alibaba Pictures</th><th>Nominated by Alibaba Group[1]</th><th>Voted "For" by Alibaba Group</th><th>Apr</th><th>May</th><th>Jun</th><th>Jul</th><th>Aug</th><th>Sep</th><th>Oct</th><th>Nov</th><th>Dec</th><th>Jan</th><th>Feb</th><th>Mar</th><th>Apr</th><th>May</th><th>Jun</th><th>Jul</th><th>Aug</th><th>Sep</th><th>Oct</th><th>Nov</th><th>Dec</th><th>Jan</th><th>Feb</th><th>Mar</th><th>Apr</th><th>May</th><th>Jun</th><th>Jul</th><th>Aug</th><th>Sep</th><th>Oct</th><th>Nov</th><th>Dec</th><th>Jan</th><th>Feb</th><th>Mar</th><th>Apr</th><th>May</th><th>Jun</th><th>Jul</th><th>Aug</th><th>Sep</th><th>Oct</th><th>Nov</th><th>Dec</th><th>Jan</th><th>Feb</th><th>Mar</th></tr>
<tr><td>Mr. Luyuan FAN
樊路遠</td><td>Related to Alibaba Group. Partner of Alibaba Partnership; President of Alibaba Group's Digital Media & Entertainment Group since November 2018.</td><td>Executive director since January 1, 2016; Chief executive officer since August 2, 2017; Chairman since October 13, 2017</td><td>No</td><td>Yes</td><td colspan="2"></td><td colspan="7">N/A</td><td colspan="19">Executive director</td><td colspan="2">Executive director + CEO</td><td colspan="17">Executive director + Chairman and CEO</td><td></td></tr>
<tr><td>Mr. Yongfu YU
俞永福</td><td>Related to Alibaba Group. Employee; Partner of Alibaba Partnership since December 2015.</td><td>Non-executive director from August 27, 2016 to November 20, 2016; Executive director from November 21, 2016 to March 5, 2019; Chairman from November 21, 2016 to October 13, 2017; Chief executive officer from December 5, 2016 to August 2, 2017</td><td>No</td><td>Yes</td><td colspan="2"></td><td colspan="14">N/A</td><td colspan="3">Non-Executive Director</td><td>ED + Chairman</td><td colspan="8">Execuitve director + Chairman and CEO</td><td colspan="2">ED + Chairman</td><td colspan="17">Executive director</td><td>N/A</td></tr>
<tr><td>Mr. Jun MENG
孟鈞</td><td>Related to Alibaba Group. Employee since May 2017.</td><td>Executive director since March 5, 2019</td><td>No</td><td>Yes</td><td colspan="2"></td><td colspan="45">N/A</td><td>ED</td></tr>
<tr><td>Mr. Yang CHANG
常揚</td><td>Related to Alibaba Group. Employee since July 2010.</td><td>Non-executive director since March 5, 2019</td><td>No</td><td>Yes</td><td colspan="2"></td><td colspan="45">N/A</td><td>NED</td></tr>
</table>

Note:

1. The Company nominated Messrs. Xiaofeng Shao, Chunning Liu and Lianjie Li in connection with its acquisition of a controlling interest in Alibaba Pictures in June 2014. The board of Alibaba Pictures appointed the other individuals to serve as directors pursuant to the bye-laws of Alibaba Pictures. These appointments were then confirmed by shareholders at subsequent shareholder meetings.